06003440

AB 2/28/06

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington,D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 14th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry H. Weinberg 212-583-0243
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)* (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VISCOGLIOSI & COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

VISCOGLIOSI & COMPANY, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

OATH OR AFFIRMATION

I, Larry H. Weinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi + Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman + CEO

Title

Notary Public

JOHN M. DONOVAN
NOTARY PUBLIC
STATE OF NEW YORK
#02DO6112162
COMMISSION EXPIRES June 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Viscogliosi & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Viscogliosi & Company, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viscogliosi & Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 10, 2006

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$ 160,027
Due from affiliates	3,325
Furniture and equipment at cost, less accumulated depreciation of $2,258	23,852
Prepaid expenses	6,750
Total assets	$ 193,954
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 22,000
Due to parent	24,712
Total liabilities	46,712
Stockholder's Equity	
Common stock, $.01 par value - 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	295,064
Accumulated deficit	(147,823)
Total stockholder's equity	147,242
Total liabilities and stockholder's equity	$ 193,954

See accompanying notes to financial statements.

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Investment banking income	$ 355,644
Interest income	2,500
Total revenues	358,144
Expenses	
Compensation and benefits	294,897
Communications and occupancy	15,500
Other operating expenses	190,564
Total expenses	500,961
Net loss	$(142,817)

See accompanying notes to financial statements.

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, January 1, 2005	$ 1	$ 55,064	$ (5,006)	$ 50,059
Contributions from parent	--	240,000	--	240,000
Net loss	--	--	(142,817)	(142,817)
BALANCE, December 31, 2005	$ 1	$295,064	$(147,823)	$ 147,242

See accompanying notes to financial statements.

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net loss	$ (142,817)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	2,258
Write-down of intangible assets	40,065
(Increase) decrease in operating assets:	
Due from affiliates	(3,325)
Prepaid expenses	(6,750)
Increase in operating liabilities:	
Accounts payable and accrued expenses	22,000
Due to parent	24,712
Total adjustments	78,960
Net cash used in operating activities	(63,857)
Cash flows from investing activities	
Purchase of furniture and equipment	(26,110)
Capital contributions from parent	240,000
Net cash provided by investing activities	213,890
Net increase in cash	150,033
Cash at January 1, 2005	9,994
Cash at December 31, 2005	$ 160,027

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Viscogliosi & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Viscogliosi Brothers, LLC ("VB").

The Company provides and is engaged in private placements, investment banking, and underwriting services, and operates pursuant to SEC Rule 15c3-1(a)(2)(iv), with a minimum net capital requirement of $5,000. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)ii of the Rule, and consequently, will not hold customer funds, nor will it be allowed to receive or hold securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent. Placement agent fees are recorded on settlement date.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

The Company is a regular corporation for income tax purposes and uses the liability method to determine its income tax expense. Under this method, deferred tax assets and liabilities are computed based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM AFFILIATES

This amount represents advances made to entities that are owned by VB. These amounts are due on demand and bear no interest.

NOTE 4 - FURNITURE AND EQUIPMENT

		Estimated Useful Life
Furniture	$12,354	7 years
Equipment	13,756	5 years
	26,110	
Less: Accumulated depreciation	2,258	
	$23,852	

Depreciation expense was $2,258 for the year.

NOTE 5 - INCOME TAXES

The Company has deferred tax assets of approximately $59,000 relating to organization costs and net operating losses against which a valuation allowance has been established in full due to the uncertainty that they will be realized. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets will be realizable, the valuation allowance will be reduced.

At December 31, 2005, the Company had federal and state net operating loss carryforwards of approximately $59,000, respectively. The losses may be carried forward for up to twenty years.

NOTE 6 - RELATED PARTY TRANSACTIONS

The loan payable from VB in the amount of $24,712 and the loans receivable of $3,325 due from two entities owned by VB are non-interest bearing and due on demand.

During 2005, VB made capital contributions of $240,000 to the Company.

The Company leases an operating facility from VB on a month-to-month basis with monthly rental payments of $1,875. Total payments for the year ended December 31, 2005 amounted to $15,500.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company places its operating cash in commercial bank checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2005, the Company had net capital of $113,315, which exceeded its requirement of $5,000 by $108,315. The ratio of aggregate indebtedness to net capital was .41 to 1.

VISCOGLIOSI & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Net capital:		
Stockholder's equity		$147,242
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliates	$ 3,325	
Furniture and equipment	23,852	
Prepaid expenses	6,750	
		33,927
Net capital		113,315
Minimum capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $46,712		5,000
Excess net capital		$108,315
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 22,000
Due to parent		24,712
		$ 46,712
Excess net capital at 1,000 percent		$108,644
Ratio: Aggregate indebtedness to net capital		.41 to 1

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17A-5 (unaudited) as of December 31, 2005.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Viscogliosi & Company, Inc.
New York, New York

In planning and performing our audit of the financial statements of Viscogliosi & Company, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider + Associates LLP

Jericho, New York
February 10, 2006